March 6, 2019

Securities and Exchange Commission

Division of Corporation Finance
Office of Natural Resources

Re: Petrolia Energy Corporation
Form 10-K/A for the Fiscal Year ended December 31, 2017
File No. 0-52690

Dear Office of Natural Resources:

We are in receipt of your letter dated March 1st, 2018 and have responded below:

Form 10-K/A for the Fiscal Year ended December 31, 2017

Item 15. Exhibits, Financial Statement Schedules
Exhibit Index
Exhibit Number 99.1, page 31

1.	Your response to prior comment 3 indicates that the reserve report for December 31, 2017 will be revised and filed along with your 2018 Form 10-K. Tell us the extent to which the proved reserves and future net cash flows previously disclosed in your 2017 reserve report will differ from the corresponding figures in your revised 2017 reserve report.

Please address the significance of the changes and explain your view on the need to file an amended Form 10-K for the fiscal year ended December 31, 2017 to incorporate these changes and to resolve the other disclosure issues noted in the prior comments.

Please submit the revised 2017 reserve report with your response to this comment, along with your materiality assessments and any disclosures that you propose to address such changes in your 2018 Form 10-K, if you believe an amendment is unnecessary.

Response: The revisions made to the original report for December 31, 2017:

·	The estimates of reserves and net cashflows disclosed in the report were revised to conform to the definitions in Rule 4-10(a) of Regulation S-X, and the requirements of FASB ASC 932. Probable reserves were removed and not utilized in economic calculations on the revised reserve report.
·	All disclosures of probable reserves have been removed from the report.
·	The reserve report was revised to contain certain information required by Item 1202(a)(8) of Regulation S-K. Such report has been subsequently filed with the submittal of this response letter.

2.	Your response to prior comment 4 indicates that probable reserves will be excluded in the reserve report for the fiscal year ended December 31, 2018. Tell us if the revised 2017 reserves report will also exclude probable reserves.

Response: The probable reserves have been removed from the revised December 31, 2017 report.

If any further questions, please do not hesitate to contact me at zel@petroliaenergy.com or (832) 941-0011. You may also contact Quinten Beasley, VP, at quinten.b@petroliaenergy.com or (713) 359-9804.

Sincerely,

Zel C. Khan

Chief Executive Officer

Petrolia Energy Corporation

www.petroliaenergy.com

APPRAISAL OF
CERTAIN
OIL AND GAS INTERESTS
OWNED BY
PETROLIA ENERGY CORPORATION
LOCATED IN
NEW MEXICO, OKLAHOMA, and TEXAS
AS OF JANUARY 1, 2018

PREPARED FOR
PETROLIA ENERGY CORPORATION
SEC Parameters

MKM ENGINEERING
F-009377

Michele K. Mudrone

Michele K. Mudrone, P.E.
April 12, 2018

STATE OF TEXAS
MICHELE K. MUDRONE
62795
LICENSED
PROFESSIONAL ENGINEER

MKM ENGINEERING
Oil and Gas Consulting Services
3905 Sagamore Hill Court
Plano, Texas 75025

April 12, 2018

Mr. Zel C. Khan
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 512
Houston, TX 77024

Dear Mr. Khan:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the interests of Petrolia Energy Corporation as of January 1, 2018, in certain properties located in New Mexico, Oklahoma, and Texas. We completed our evaluation on April 12, 2018. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserves owned by Petrolia Energy Corporation.

This report has been prepared for Petrolia Energy Corporation use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite reserve estimates and economic forecasts are summarized below:

		Proved	Proved Developed Producing	Proved Developed Non Producing	Proved Undeveloped
Net Reserves					
Oil/Condensate	Mbbl	1,638.2	571.4	1,026.6	40.2
Revenue					
Oil/Condensate	M$	62,964.1	21,754.8	39,696.0	1,513.3
Severance and Ad Valorem Taxes	M$	5,867.8	1,781.5	3,978.9	107.4
Operating Expenses	M$	21,468.8	5,632.6	15,399.6	436.7
Investments	M$	1,491.5	30.0	1,211.5	250.0
Operating Income (BFIT)	M$	34,136.0	14,310.7	19,106.1	719.2
Discounted @ 10%	M$	16,606.0	5,879.4	10,254.3	472.3

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its "present worth". The discounted value, "present worth", shown above should not be construed to represent an estimate of the fair market value by MKM Engineering.

Petrolia Energy Corporation
April 12, 2018
Page 2

As requested, hydrocarbon pricing of $51.34 per barrel of oil/condensate (WTI Cushing) and $2.976 per MMBtu of gas (Henry Hub) was used. In accordance with the Securities and Exchange Commission guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2017. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing. The adjusted volume-weighted average product prices over the life of the properties are $38.73 per barrel of oil.

Operating costs were based on operating expense records of Petrolia Energy Corporation. Drilling and completion costs were based on estimates provided by Petrolia Energy Corporation and reviewed by MKM Engineering. Severance tax and ad valorem rates were specified by state/county based on actual rates. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicted on the regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect on the date of this report except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation my be legal or accounting, rather than engineering and geosciences. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of these properties has not been made nor have the wells been tested by MKM Engineering. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Petrolia Energy Corporation. Ownership interests were supplied by Petrolia Energy Corporation and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

MKM Engineering is independent with respect to Petrolia Energy Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers ("SPE Standards"). Neither MKM Engineering nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Petrolia Energy Corporation
April 12, 2018
Page 3

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

MKM ENGINEERING
Texas Registered Engineering Firm F-009733

Michele K. Mudrone, P.E.

Attachments

LIST OF ECONOMIC TABLES

Table No.

Summary Economic Analysis Cash Flow

Total Proved 1
Proved Developed Producing 2
Proved Developed Non-Producing 3
Proved Undeveloped 4

Tabular Summary of Economic Analysis

All Reserve Categories 5

Gross Ultimate Reserves, Cumulative Production

All Reserve Categories 6

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(22) *Proved oil and gas reserves.* Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) *Proved properties.* Properties with proved reserves.

(24) *Reasonable certainty.* If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) *Reliable technology.* Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) *Reserves.* Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Excerpted from the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas:

932-235-50-30 A standardized measure of discounted future net cash flows relating to an entity's interests in both of the following shall be disclosed as of the end of the year:

- *a. Proved oil and gas reserves (see paragraphs 932-235-50-3 through 50-11B)*
- *b. Oil and gas subject to purchase under long-term supply, purchase, or similar agreements and contracts in which the entity participates in the operation of the properties on which the oil or gas is located or otherwise serves as the producer of those reserves (see paragraph 932-235-50-7).*

The standardized measure of discounted future net cash flows relating to those two types of interests in reserves may be combined for reporting purposes.

932-235-50-31 All of the following information shall be disclosed in the aggregate and for each geographic area for which reserve quantities are disclosed in accordance with paragraphs 932-235-50-3 through 50-11B:

- *a. Future cash inflows. These shall be computed by applying prices used in estimating the entity's proved oil and gas reserves to the year-end quantities of those reserves. Future price changes shall be considered only to the extent provided by contractual arrangements in existence at year-end.*
- *b. Future development and production costs. These costs shall be computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. If estimated development expenditures are significant, they shall be presented separately from estimated production costs.*
- *c. Future income tax expenses. These expenses shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the entity's proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the entity's proved oil and gas reserves.*
- *d. Future net cash flows. These amounts are the result of subtracting future development and production costs and future income tax expenses from future cash inflows.*
- *e. Discount. This amount shall be derived from using a discount rate of 10 percent a year to reflect the timing of the future net cash flows relating to proved oil and gas reserves.*
- *f. Standardized measure of discounted future net cash flows. This amount is the future net cash flows less the computed discount.*

(27) *Reservoir*. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) *Resources*. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) *Service well*. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) *Stratigraphic test well*. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as "exploratory type" if not drilled in a known area or "development type" if drilled in a known area.

DEFINITIONS OF OIL AND GAS RESERVES

Adapted from U.S. Securities and Exchange Commission Regulation S-X Section 210.4-10(a)

(31) *Undeveloped oil and gas reserves.* Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

> *From the SEC's Compliance and Disclosure Interpretations (October 26, 2009):*
>
> *Although several types of projects — such as constructing offshore platforms and development in urban areas, remote locations or environmentally sensitive locations — by their nature customarily take a longer time to develop and therefore often do justify longer time periods, this determination must always take into consideration all of the facts and circumstances. No particular type of project per se justifies a longer time period, and any extension beyond five years should be the exception, and not the rule.*
>
> *Factors that a company should consider in determining whether or not circumstances justify recognizing reserves even though development may extend past five years include, but are not limited to, the following:*
>
> - *The company's level of ongoing significant development activities in the area to be developed (for example, drilling only the minimum number of wells necessary to maintain the lease generally would not constitute significant development activities);*
> - *The company's historical record at completing development of comparable long-term projects;*
> - *The amount of time in which the company has maintained the leases, or booked the reserves, without significant development activities;*
> - *The extent to which the company has followed a previously adopted development plan (for example, if a company has changed its development plan several times without taking significant steps to implement any of those plans, recognizing proved undeveloped reserves typically would not be appropriate); and*
> - *The extent to which delays in development are caused by external factors related to the physical operating environment (for example, restrictions on development on Federal lands, but not obtaining government permits), rather than by internal factors (for example, shifting resources to develop properties with higher priority).*

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) *Unproved properties.* Properties with no proved reserves.

Petrolia Energy
Reserve and Economic Projection
As of 1/1/2018

Total Proved

MKM Engineering

TABLE 1

Year	Wells	Estimated 8/8 Ths Production: Oil ---- Mbbl ----	NGL ---- Mgal ----	Gas ----- MMcf-----	Net Production: Oil ----- Mbbl -----	NGL ----- Mgal -----	Gas ----- MMcf -----	Oil - $/bbl -	NGL - $/gal -	Gas - $/Mcf -
2018	84	44.40	0.00	0.00	36.71	0.00	0.00	39.04	0.00	0.00
2019	114	151.60	0.00	0.00	127.34	0.00	0.00	39.25	0.00	0.00
2020	113	144.18	0.00	0.00	119.93	0.00	0.00	39.09	0.00	0.00
2021	112	146.05	0.00	0.00	119.90	0.00	0.00	38.87	0.00	0.00
2022	109	156.20	0.00	0.00	126.57	0.00	0.00	38.64	0.00	0.00
2023	100	161.72	0.00	0.00	129.90	0.00	0.00	38.48	0.00	0.00
2024	100	154.87	0.00	0.00	123.86	0.00	0.00	38.41	0.00	0.00
2025	94	137.96	0.00	0.00	109.88	0.00	0.00	38.34	0.00	0.00
2026	87	122.47	0.00	0.00	97.29	0.00	0.00	38.30	0.00	0.00
2027	81	108.55	0.00	0.00	85.98	0.00	0.00	38.25	0.00	0.00
2028	78	98.68	0.00	0.00	78.06	0.00	0.00	38.23	0.00	0.00
2029	78	90.08	0.00	0.00	71.19	0.00	0.00	38.21	0.00	0.00
2030	78	81.41	0.00	0.00	64.23	0.00	0.00	38.18	0.00	0.00
2031	66	67.43	0.00	0.00	52.72	0.00	0.00	38.03	0.00	0.00
2032	54	59.60	0.00	0.00	46.40	0.00	0.00	37.95	0.00	0.00
Sub-T		1,725.20	0.00	0.00	1,389.98	0.00	0.00	38.55	0.00	0.00
After		321.39	0.00	0.00	248.22	0.00	0.00	37.82	0.00	0.00
Total		2,046.59	0.00	0.00	1,638.20	0.00	0.00	38.43	0.00	0.00
Cum.		9,793.72	0.00	1,194.97						
Ult.		11,840.31	0.00	1,194.97						

Year	Company Future Gross Revenue: Oil ------ M$ ------	NGL ------ M$ ------	Gas ------ M$ ------	Other ------ M$ ------	Total ------ M$ ------	Prod & Adv Taxes: Prod Tax ------ M$ ------	Adv Tax ------ M$ ------	Revenue after Sev & Adv ------- M$ -------
2018	1,433.36	0.00	0.00	0.00	1,433.36	98.27	52.02	1,283.07
2019	4,997.85	0.00	0.00	0.00	4,997.85	349.38	220.87	4,427.60
2020	4,687.93	0.00	0.00	0.00	4,687.93	327.97	186.94	4,173.02
2021	4,660.44	0.00	0.00	0.00	4,660.44	327.23	159.07	4,174.15
2022	4,890.51	0.00	0.00	0.00	4,890.51	345.64	138.79	4,406.08
2023	4,999.09	0.00	0.00	0.00	4,999.09	354.56	121.91	4,522.62
2024	4,757.80	0.00	0.00	0.00	4,757.80	337.46	106.21	4,314.13
2025	4,212.81	0.00	0.00	0.00	4,212.81	298.81	85.51	3,828.49
2026	3,725.77	0.00	0.00	0.00	3,725.77	264.27	70.87	3,390.63
2027	3,288.63	0.00	0.00	0.00	3,288.63	233.27	57.92	2,997.43
2028	2,983.81	0.00	0.00	0.00	2,983.81	211.65	50.59	2,721.57
2029	2,720.41	0.00	0.00	0.00	2,720.41	192.97	45.02	2,482.42
2030	2,452.56	0.00	0.00	0.00	2,452.56	173.97	38.48	2,240.11
2031	2,004.98	0.00	0.00	0.00	2,004.98	142.23	22.43	1,840.32
2032	1,761.14	0.00	0.00	0.00	1,761.14	124.94	15.90	1,620.30
Sub-T	53,577.09	0.00	0.00	0.00	53,577.09	3,782.62	1,372.53	48,421.94
After	9,387.06	0.00	0.00	0.00	9,387.06	665.97	46.66	8,674.44
Total	62,964.15	0.00	0.00	0.00	62,964.15	4,448.58	1,419.19	57,096.38

Year	Deductions: Lease Net Costs ------ M$ ------	Net Investments ------ M$ ------	Trans. Costs ------ M$ ------	Net Profits ------ M$ ------	Future Net Income Before Income Taxes: Undiscounted Annual ------ M$ ------	Undiscounted Cumulative ------- M$ -------	Discounted Ann @ 10.00% -------M$ -------	Disc. Cum. Annual @ 10.00% ------- M$ -------
2018	619.09	1,011.50	0.00	0.00	-347.53	-347.53	-341.80	-341.80
2019	1,389.54	480.00	0.00	0.00	2,558.06	2,210.54	2,192.10	1,850.30
2020	1,531.19	0.00	0.00	0.00	2,641.83	4,852.36	2,060.69	3,910.99
2021	1,500.63	0.00	0.00	0.00	2,673.52	7,525.88	1,886.42	5,797.41
2022	1,430.79	0.00	0.00	0.00	2,975.30	10,501.18	1,898.83	7,696.24
2023	1,387.04	0.00	0.00	0.00	3,135.58	13,636.75	1,814.35	9,510.59
2024	1,358.63	0.00	0.00	0.00	2,955.50	16,592.26	1,548.82	11,059.41
2025	1,250.01	0.00	0.00	0.00	2,578.48	19,170.74	1,223.53	12,282.95
2026	1,162.95	0.00	0.00	0.00	2,227.68	21,398.41	956.87	13,239.81
2027	1,065.91	0.00	0.00	0.00	1,931.53	23,329.94	751.07	13,990.88
2028	1,044.44	0.00	0.00	0.00	1,677.12	25,007.06	590.33	14,581.21
2029	1,044.44	0.00	0.00	0.00	1,437.98	26,445.04	458.13	15,039.35
2030	1,011.33	0.00	0.00	0.00	1,228.78	27,673.82	354.42	15,393.77
2031	781.66	0.00	0.00	0.00	1,058.66	28,732.48	276.37	15,670.14
2032	690.67	0.00	0.00	0.00	929.63	29,662.11	219.68	15,889.82
Sub-T	17,268.33	1,491.50	0.00	0.00	29,662.11	29,662.11	15,889.82	15,889.82
After	4,200.52	0.00	0.00	0.00	4,473.91	4,473.91	716.15	716.15
Total	21,468.85	1,491.50	0.00	0.00	34,136.02	34,136.02	16,605.98	16,605.98

Present Worth Profile (M$)

PW 5.00% :	23,159.60
PW 8.00% :	18,861.49
PW 9.00% :	17,682.26
PW 12.00% :	14,718.05
PW 15.00% :	12,416.89
PW 20.00% :	9,586.57

Petrolia Energy
Reserve and Economic Projection
As of 1/1/2018

Proved Rsv Class
Producing Rsv Category

MKM Engineering

TABLE 2

Year	Wells	Estimated 8/8 Ths Production Oil ---- Mbbl ----	NGL ---- Mgal ----	Gas ---- MMcf----	Net Production Oil ---- Mbbl ----	NGL ---- Mgal ----	Gas ---- MMcf ----	Oil - $/bbl -	NGL - $/gal -	Gas - $/Mcf -
2018	27	14.97	0.00	0.00	12.54	0.00	0.00	39.36	0.00	0.00
2019	33	24.19	0.00	0.00	20.15	0.00	0.00	39.24	0.00	0.00
2020	33	28.95	0.00	0.00	23.66	0.00	0.00	38.89	0.00	0.00
2021	33	36.75	0.00	0.00	29.46	0.00	0.00	38.53	0.00	0.00
2022	32	45.17	0.00	0.00	35.68	0.00	0.00	38.23	0.00	0.00
2023	24	52.45	0.00	0.00	41.06	0.00	0.00	38.05	0.00	0.00
2024	24	53.41	0.00	0.00	41.72	0.00	0.00	38.01	0.00	0.00
2025	24	50.88	0.00	0.00	39.71	0.00	0.00	38.00	0.00	0.00
2026	24	46.82	0.00	0.00	36.53	0.00	0.00	37.99	0.00	0.00
2027	23	42.37	0.00	0.00	32.99	0.00	0.00	37.96	0.00	0.00
2028	22	39.05	0.00	0.00	30.39	0.00	0.00	37.95	0.00	0.00
2029	22	35.93	0.00	0.00	27.96	0.00	0.00	37.95	0.00	0.00
2030	22	33.15	0.00	0.00	25.79	0.00	0.00	37.94	0.00	0.00
2031	22	30.34	0.00	0.00	23.58	0.00	0.00	37.93	0.00	0.00
2032	21	26.89	0.00	0.00	20.81	0.00	0.00	37.86	0.00	0.00
Sub-T		561.30	0.00	0.00	442.04	0.00	0.00	38.18	0.00	0.00
After		168.43	0.00	0.00	129.35	0.00	0.00	37.72	0.00	0.00
Total		729.73	0.00	0.00	571.39	0.00	0.00	38.07	0.00	0.00
Cum.		8,378.76	0.00	219.66						
Ult.		9,108.49	0.00	219.66						

Year	Company Future Gross Revenue Oil ------ M$ ------	NGL ------ M$ ------	Gas ------ M$ ------	Other ------ M$ ------	Total ------ M$ ------	Prod & Adv Taxes Prod Tax ------ M$ ------	Adv Tax ------ M$ ------	Revenue after Sev & Adv ------- M$ -------
2018	493.66	0.00	0.00	0.00	493.66	32.40	19.87	441.39
2019	790.63	0.00	0.00	0.00	790.63	52.63	30.33	707.67
2020	919.90	0.00	0.00	0.00	919.90	62.09	27.72	830.08
2021	1,135.19	0.00	0.00	0.00	1,135.19	77.90	24.97	1,032.33
2022	1,364.01	0.00	0.00	0.00	1,364.01	95.63	21.49	1,246.88
2023	1,562.52	0.00	0.00	0.00	1,562.52	110.84	18.58	1,433.10
2024	1,585.95	0.00	0.00	0.00	1,585.95	112.51	17.01	1,456.43
2025	1,508.72	0.00	0.00	0.00	1,508.72	107.03	15.50	1,386.20
2026	1,387.77	0.00	0.00	0.00	1,387.77	98.45	14.00	1,275.32
2027	1,252.23	0.00	0.00	0.00	1,252.23	88.83	11.43	1,151.97
2028	1,153.46	0.00	0.00	0.00	1,153.46	81.83	10.25	1,061.38
2029	1,060.93	0.00	0.00	0.00	1,060.93	75.26	9.35	976.31
2030	978.73	0.00	0.00	0.00	978.73	69.43	8.56	900.74
2031	894.56	0.00	0.00	0.00	894.56	63.46	7.41	823.68
2032	787.94	0.00	0.00	0.00	787.94	55.90	4.82	727.21
Sub-T	16,876.20	0.00	0.00	0.00	16,876.20	1,184.20	241.31	15,450.69
After	4,878.63	0.00	0.00	0.00	4,878.63	346.13	9.89	4,522.61
Total	21,754.83	0.00	0.00	0.00	21,754.83	1,530.33	251.20	19,973.30

Year	Deductions Lease Net Costs ------ M$ ------	Net Investments ------ M$ ------	Trans. Costs ------ M$ ------	Net Profits ------ M$ ------	Future Net Income Before Income Taxes Undiscounted Annual ------ M$ ------	Cumulative ------- M$ -------	Discounted Ann @ 10.00% -------M$ -------	Disc. Cum. Annual @ 10.00% ------- M$ -------
2018	332.34	30.00	0.00	0.00	79.04	79.04	69.51	69.51
2019	355.94	0.00	0.00	0.00	351.73	430.77	302.87	372.38
2020	370.34	0.00	0.00	0.00	459.74	890.50	357.12	729.50
2021	360.84	0.00	0.00	0.00	671.49	1,562.00	472.92	1,202.42
2022	311.00	0.00	0.00	0.00	935.88	2,497.88	596.14	1,798.56
2023	270.44	0.00	0.00	0.00	1,162.65	3,660.53	672.31	2,470.87
2024	270.44	0.00	0.00	0.00	1,185.98	4,846.52	621.09	3,091.96
2025	270.44	0.00	0.00	0.00	1,115.75	5,962.27	529.25	3,621.21
2026	267.32	0.00	0.00	0.00	1,008.00	6,970.27	432.86	4,054.07
2027	242.21	0.00	0.00	0.00	909.76	7,880.04	353.66	4,407.73
2028	238.04	0.00	0.00	0.00	823.34	8,703.38	289.72	4,697.44
2029	238.04	0.00	0.00	0.00	738.27	9,441.65	235.14	4,932.58
2030	238.04	0.00	0.00	0.00	662.70	10,104.34	191.08	5,123.66
2031	230.32	0.00	0.00	0.00	593.36	10,697.70	154.88	5,278.54
2032	193.79	0.00	0.00	0.00	533.43	11,231.13	126.03	5,404.58
Sub-T	4,189.56	30.00	0.00	0.00	11,231.13	11,231.13	5,404.58	5,404.58
After	1,443.00	0.00	0.00	0.00	3,079.60	3,079.60	474.83	474.83
Total	5,632.57	30.00	0.00	0.00	14,310.73	14,310.73	5,879.41	5,879.41

Present Worth Profile (M$)

PW 5.00% :	8,867.07
PW 8.00% :	6,880.32
PW 9.00% :	6,353.12
PW 12.00% :	5,066.93
PW 15.00% :	4,111.73
PW 20.00% :	2,997.99

Petrolia Energy
Reserve and Economic Projection
As of 1/1/2018

Proved Rsv Class
Non-Producing Rsv Category

TABLE 3

MKM Engineering

		Estimated 8/8 Ths Production			Net Production					
Year	Wells	Oil ---- Mbbl ----	NGL ---- Mgal ----	Gas ----- MMcf-----	Oil ----- Mbbl -----	NGL ----- Mgal -----	Gas ----- MMcf -----	Oil - $/bbl -	NGL - $/gal -	Gas - $/Mcf -
2018	56	20.19	0.00	0.00	17.10	0.00	0.00	39.39	0.00	0.00
2019	80	118.91	0.00	0.00	100.69	0.00	0.00	39.35	0.00	0.00
2020	79	109.25	0.00	0.00	91.70	0.00	0.00	39.21	0.00	0.00
2021	78	104.88	0.00	0.00	87.06	0.00	0.00	39.03	0.00	0.00
2022	76	107.62	0.00	0.00	88.29	0.00	0.00	38.83	0.00	0.00
2023	75	106.57	0.00	0.00	86.77	0.00	0.00	38.71	0.00	0.00
2024	75	99.25	0.00	0.00	80.45	0.00	0.00	38.63	0.00	0.00
2025	69	85.26	0.00	0.00	68.77	0.00	0.00	38.55	0.00	0.00
2026	62	74.11	0.00	0.00	59.58	0.00	0.00	38.50	0.00	0.00
2027	57	64.87	0.00	0.00	51.99	0.00	0.00	38.44	0.00	0.00
2028	55	58.47	0.00	0.00	46.78	0.00	0.00	38.42	0.00	0.00
2029	55	52.98	0.00	0.00	42.34	0.00	0.00	38.40	0.00	0.00
2030	55	47.14	0.00	0.00	37.58	0.00	0.00	38.36	0.00	0.00
2031	43	36.02	0.00	0.00	28.32	0.00	0.00	38.12	0.00	0.00
2032	32	31.68	0.00	0.00	24.80	0.00	0.00	38.05	0.00	0.00
Sub-T		1,117.22	0.00	0.00	912.22	0.00	0.00	38.76	0.00	0.00
After		147.10	0.00	0.00	114.40	0.00	0.00	37.94	0.00	0.00
Total		1,264.32	0.00	0.00	1,026.62	0.00	0.00	38.67	0.00	0.00
Cum.		1,414.96	0.00	975.32						
Ult.		2,679.28	0.00	975.32						

	Company Future Gross Revenue					Prod & Adv Taxes		Revenue
Year	Oil ------ M$ ------	NGL ------ M$ ------	Gas ------ M$ ------	Other ------ M$ ------	Total ------ M$ ------	Prod Tax ------ M$ ------	Adv Tax ------ M$ ------	after Sev & Adv ------- M$ -------
2018	673.65	0.00	0.00	0.00	673.65	46.99	32.14	594.52
2019	3,962.39	0.00	0.00	0.00	3,962.39	279.38	190.54	3,492.47
2020	3,595.68	0.00	0.00	0.00	3,595.68	253.65	159.21	3,182.82
2021	3,397.96	0.00	0.00	0.00	3,397.96	240.30	134.10	3,023.56
2022	3,428.40	0.00	0.00	0.00	3,428.40	243.04	117.30	3,068.06
2023	3,358.65	0.00	0.00	0.00	3,358.65	238.19	103.33	3,017.13
2024	3,108.31	0.00	0.00	0.00	3,108.31	220.45	89.19	2,798.67
2025	2,651.55	0.00	0.00	0.00	2,651.55	188.06	70.01	2,393.48
2026	2,293.72	0.00	0.00	0.00	2,293.72	162.68	56.86	2,074.17
2027	1,998.57	0.00	0.00	0.00	1,998.57	141.75	46.50	1,810.32
2028	1,796.97	0.00	0.00	0.00	1,796.97	127.45	40.34	1,629.17
2029	1,625.88	0.00	0.00	0.00	1,625.88	115.32	35.67	1,474.88
2030	1,441.60	0.00	0.00	0.00	1,441.60	102.25	29.92	1,309.43
2031	1,079.52	0.00	0.00	0.00	1,079.52	76.58	15.02	987.93
2032	943.49	0.00	0.00	0.00	943.49	66.93	11.08	865.48
Sub-T	35,356.34	0.00	0.00	0.00	35,356.34	2,503.02	1,131.22	31,722.09
After	4,339.68	0.00	0.00	0.00	4,339.68	307.86	36.77	3,995.05
Total	39,696.02	0.00	0.00	0.00	39,696.02	2,810.89	1,167.99	35,717.14

	Deductions				Future Net Income Before Income Taxes			
					Undiscounted		Discounted Ann	Disc. Cum.
Year	Lease Net Costs ------ M$ ------	Net Investments ------ M$ ------	Trans. Costs ------ M$ ------	Net Profits ------ M$ ------	Annual ------ M$ ------	Cumulative ------- M$ -------	@ 10.00% -------M$ -------	Annual @ 10.00% ------- M$ -------
2018	271.45	731.50	0.00	0.00	-408.43	-408.43	-384.49	-384.49
2019	1,013.19	480.00	0.00	0.00	1,999.28	1,590.84	1,710.21	1,325.72
2020	1,140.45	0.00	0.00	0.00	2,042.37	3,633.21	1,594.27	2,920.00
2021	1,119.39	0.00	0.00	0.00	1,904.17	5,537.38	1,344.24	4,264.23
2022	1,099.39	0.00	0.00	0.00	1,968.67	7,506.05	1,257.37	5,521.60
2023	1,096.20	0.00	0.00	0.00	1,920.93	9,426.99	1,111.89	6,633.49
2024	1,067.79	0.00	0.00	0.00	1,730.89	11,157.87	907.45	7,540.94
2025	959.17	0.00	0.00	0.00	1,434.31	12,592.19	680.78	8,221.72
2026	875.24	0.00	0.00	0.00	1,198.93	13,791.12	515.09	8,736.81
2027	803.30	0.00	0.00	0.00	1,007.02	14,798.14	391.67	9,128.48
2028	786.00	0.00	0.00	0.00	843.17	15,641.32	296.88	9,425.36
2029	786.00	0.00	0.00	0.00	688.88	16,330.20	219.55	9,644.91
2030	752.88	0.00	0.00	0.00	556.54	16,886.74	160.59	9,805.50
2031	530.94	0.00	0.00	0.00	456.99	17,343.73	119.32	9,924.82
2032	476.49	0.00	0.00	0.00	388.99	17,732.72	91.95	10,016.77
Sub-T	12,777.87	1,211.50	0.00	0.00	17,732.72	17,732.72	10,016.77	10,016.77
After	2,621.70	0.00	0.00	0.00	1,373.34	1,373.34	237.50	237.50
Total	15,399.57	1,211.50	0.00	0.00	19,106.07	19,106.07	10,254.27	10,254.27

Present Worth Profile (M$)

PW 5.00% :	13,716.19
PW 8.00% :	11,470.83
PW 9.00% :	10,838.35
PW 12.00% :	9,212.96
PW 15.00% :	7,912.17
PW 20.00% :	6,258.23

Petrolia Energy
Reserve and Economic Projection
As of 1/1/2018

Proved Rsv Class
Undeveloped Rsv Category

TABLE 4

MKM Engineering

Year	Wells	Estimated 8/8 Ths Production Oil ---- Mbbl ----	NGL ---- Mgal ----	Gas ----- MMcf-----	Net Production Oil ----- Mbbl -----	NGL ----- Mgal -----	Gas ----- MMcf -----	Oil - $/bbl -	NGL - $/gal -	Gas - $/Mcf -
2018	1	9.24	0.00	0.00	7.07	0.00	0.00	37.65	0.00	0.00
2019	1	8.50	0.00	0.00	6.50	0.00	0.00	37.65	0.00	0.00
2020	1	5.98	0.00	0.00	4.58	0.00	0.00	37.65	0.00	0.00
2021	1	4.42	0.00	0.00	3.38	0.00	0.00	37.65	0.00	0.00
2022	1	3.41	0.00	0.00	2.61	0.00	0.00	37.65	0.00	0.00
2023	1	2.71	0.00	0.00	2.07	0.00	0.00	37.65	0.00	0.00
2024	1	2.21	0.00	0.00	1.69	0.00	0.00	37.65	0.00	0.00
2025	1	1.82	0.00	0.00	1.40	0.00	0.00	37.65	0.00	0.00
2026	1	1.54	0.00	0.00	1.18	0.00	0.00	37.65	0.00	0.00
2027	1	1.31	0.00	0.00	1.00	0.00	0.00	37.65	0.00	0.00
2028	1	1.16	0.00	0.00	0.89	0.00	0.00	37.65	0.00	0.00
2029	1	1.17	0.00	0.00	0.89	0.00	0.00	37.65	0.00	0.00
2030	1	1.12	0.00	0.00	0.86	0.00	0.00	37.65	0.00	0.00
2031	1	1.07	0.00	0.00	0.82	0.00	0.00	37.65	0.00	0.00
2032	1	1.03	0.00	0.00	0.79	0.00	0.00	37.65	0.00	0.00
Sub-T		46.68	0.00	0.00	35.71	0.00	0.00	37.65	0.00	0.00
After		5.86	0.00	0.00	4.48	0.00	0.00	37.65	0.00	0.00
Total		52.54	0.00	0.00	40.19	0.00	0.00	37.65	0.00	0.00
Cum.		0.00	0.00	0.00						
Ult.		52.54	0.00	0.00						

Year	Company Future Gross Revenue Oil ------ M$ ------	NGL ------ M$ ------	Gas ------ M$ ------	Other ------ M$ ------	Total ------ M$ ------	Prod & Adv Taxes Prod Tax ------ M$ ------	Adv Tax ------ M$ ------	Revenue after Sev & Adv ------- M$ -------
2018	266.04	0.00	0.00	0.00	266.04	18.88	0.00	247.17
2019	244.83	0.00	0.00	0.00	244.83	17.37	0.00	227.46
2020	172.35	0.00	0.00	0.00	172.35	12.23	0.00	160.12
2021	127.29	0.00	0.00	0.00	127.29	9.03	0.00	118.26
2022	98.10	0.00	0.00	0.00	98.10	6.96	0.00	91.14
2023	77.92	0.00	0.00	0.00	77.92	5.53	0.00	72.39
2024	63.54	0.00	0.00	0.00	63.54	4.51	0.00	59.03
2025	52.54	0.00	0.00	0.00	52.54	3.73	0.00	48.81
2026	44.28	0.00	0.00	0.00	44.28	3.14	0.00	41.14
2027	37.83	0.00	0.00	0.00	37.83	2.68	0.00	35.14
2028	33.38	0.00	0.00	0.00	33.38	2.37	0.00	31.01
2029	33.61	0.00	0.00	0.00	33.61	2.38	0.00	31.23
2030	32.23	0.00	0.00	0.00	32.23	2.29	0.00	29.94
2031	30.90	0.00	0.00	0.00	30.90	2.19	0.00	28.71
2032	29.71	0.00	0.00	0.00	29.71	2.11	0.00	27.60
Sub-T	1,344.55	0.00	0.00	0.00	1,344.55	95.40	0.00	1,249.15
After	168.75	0.00	0.00	0.00	168.75	11.97	0.00	156.78
Total	1,513.30	0.00	0.00	0.00	1,513.30	107.37	0.00	1,405.94

Year	Deductions Lease Net Costs ------ M$ ------	Net Investments ------ M$ ------	Trans. Costs ------ M$ ------	Net Profits ------ M$ ------	Future Net Income Before Income Taxes Undiscounted Annual ------ M$ ------	Cumulative ------- M$ -------	Discounted Ann @ 10.00% -------M$ -------	Disc. Cum. Annual @ 10.00% ------- M$ -------
2018	15.30	250.00	0.00	0.00	-18.13	-18.13	-26.82	-26.82
2019	20.40	0.00	0.00	0.00	207.06	188.93	179.02	152.20
2020	20.40	0.00	0.00	0.00	139.72	328.64	109.30	261.50
2021	20.40	0.00	0.00	0.00	97.86	426.51	69.27	330.77
2022	20.40	0.00	0.00	0.00	70.74	497.25	45.32	376.09
2023	20.40	0.00	0.00	0.00	51.99	549.23	30.15	406.23
2024	20.40	0.00	0.00	0.00	38.63	587.86	20.28	426.51
2025	20.40	0.00	0.00	0.00	28.41	616.28	13.50	440.01
2026	20.40	0.00	0.00	0.00	20.74	637.02	8.92	448.93
2027	20.40	0.00	0.00	0.00	14.74	651.76	5.74	454.67
2028	20.40	0.00	0.00	0.00	10.61	662.37	3.73	458.41
2029	20.40	0.00	0.00	0.00	10.83	673.20	3.45	461.85
2030	20.40	0.00	0.00	0.00	9.54	682.74	2.75	464.61
2031	20.40	0.00	0.00	0.00	8.31	691.05	2.17	466.77
2032	20.40	0.00	0.00	0.00	7.20	698.25	1.70	468.48
Sub-T	300.90	250.00	0.00	0.00	698.25	698.25	468.48	468.48
After	135.81	0.00	0.00	0.00	20.97	20.97	3.82	3.82
Total	436.71	250.00	0.00	0.00	719.22	719.22	472.30	472.30

Present Worth Profile (M$)

PW 5.00% :	576.34
PW 8.00% :	510.34
PW 9.00% :	490.79
PW 12.00% :	438.15
PW 15.00% :	392.99
PW 20.00% :	330.35

Economic One-Liners

Project Name : Petrolia Energy

As of Date: 1/1/2018

TABLE 5

MKM ENGINEERING

Lease Name *Risked* / UnRisked	*Reserve Category*	Net Reserves Oil (Mbbl)	Net Reserves Gas (MMcf)	Net Revenue Oil (M$)	Net Revenue Gas (M$)	Net Revenue Other (M$)	Expense & Tax (M$)	Invest. (M$)	Cash Flow Non-Disc. (M$)	Cash Flow Disc. CF (M$)	Life (years)
Proved Rsv Class											
Producing Rsv Category											
TWIN LAKES SA UNIT 123	*P-DP*	19.00	0.00	748.67	0.00	0.00	355.81	6.00	386.85	242.05	16.38
TWIN LAKES SA UNIT 203	*P-DP*	14.54	0.00	572.70	0.00	0.00	298.32	6.00	268.38	178.30	14.14
TWIN LAKES SA UNIT 316	*P-DP*	14.24	0.00	560.91	0.00	0.00	395.71	6.00	159.19	88.82	20.24
TWIN LAKES SA UNIT 329	*P-DP*	13.36	0.00	526.28	0.00	0.00	282.70	6.00	237.58	159.49	13.53
TWIN LAKES SA UNIT 37	*P-DP*	16.77	0.00	660.82	0.00	0.00	331.98	6.00	322.85	211.39	15.57
TWIN LAKES SA UNIT 56	*P-DP*	6.05	0.00	238.41	0.00	0.00	178.79	0.00	59.62	43.58	9.26
TWIN LAKES SA UNIT 67	*P-DP*	5.82	0.00	229.34	0.00	0.00	170.40	0.00	58.94	43.71	8.82
TWIN LAKES SA UNIT 85	*P-DP*	9.40	0.00	370.22	0.00	0.00	273.62	0.00	96.60	62.13	14.13
TWIN LAKES SA UNIT 94	*P-DP*	21.71	0.00	855.18	0.00	0.00	386.79	0.00	468.39	287.88	17.50
SLICK UNIT DUTCHER SAND	*P-DP*	437.44	0.00	16,469.45	0.00	0.00	4,272.09	0.00	12,197.36	4,518.61	25.32
NOACK FARMS A 12	*P-DP*	1.61	0.00	64.23	0.00	0.00	56.15	0.00	8.08	6.49	4.65
NOACK FARMS A 16	*P-DP*	1.57	0.00	62.58	0.00	0.00	56.01	0.00	6.57	5.02	4.65
NOACK FARMS A 18	*P-DP*	1.52	0.00	60.95	0.00	0.00	55.89	0.00	5.06	3.56	4.65
NOACK FARMS A 19	*P-DP*	1.53	0.00	61.18	0.00	0.00	55.31	0.00	5.87	4.39	4.60
NOACK FARMS A 2	*P-DP*	1.48	0.00	59.01	0.00	0.00	49.47	0.00	9.54	8.39	4.08
NOACK FARMS A 23	*P-DP*	1.59	0.00	63.55	0.00	0.00	55.36	0.00	8.19	6.66	4.59
NOACK FARMS A 24	*P-DP*	1.09	0.00	43.51	0.00	0.00	37.99	0.00	5.52	4.99	3.15
NOACK FARMS A 8	*P-DP*	1.39	0.00	55.39	0.00	0.00	52.67	0.00	2.72	1.52	4.39
NOACK FARMS A 9	*P-DP*	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
NOACK FARMS C 1	*P-DP*	1.31	0.00	52.45	0.00	0.00	49.03	0.00	3.42	2.42	4.08
	Total	**571.39**	**0.00**	**21,754.83**	**0.00**	**0.00**	**7,414.09**	**30.00**	**14,310.73**	**5,879.41**	**25.32**
Proved Rsv Class											
Non-Producing Rsv Category											
TWIN LAKES SA UNIT 101	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.87	25.00	305.83	204.31	13.06
TWIN LAKES SA UNIT 101	*P-NP*	5.40	0.00	212.88	0.00	0.00	156.65	6.00	50.22	35.56	8.84
TWIN LAKES SA UNIT 102	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.87	25.00	305.83	204.31	13.06
TWIN LAKES SA UNIT 102	*P-NP*	6.01	0.00	236.98	0.00	0.00	170.17	6.00	60.82	42.56	9.49
TWIN LAKES SA UNIT 106	*P-NP*	10.17	0.00	400.62	0.00	0.00	119.43	25.00	256.18	185.05	7.00
TWIN LAKES SA UNIT 106	*P-NP*	2.82	0.00	111.00	0.00	0.00	98.47	6.00	6.53	4.30	6.00
TWIN LAKES SA UNIT 110	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.97	25.00	305.73	205.80	12.99
TWIN LAKES SA UNIT 112	*P-NP*	2.82	0.00	111.05	0.00	0.00	98.52	6.00	6.53	3.92	6.92
TWIN LAKES SA UNIT 112	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.88	25.00	305.81	202.58	13.15
TWIN LAKES SA UNIT 115	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.87	60.00	270.83	168.71	13.31

1

Economic One-Liners

Project Name : **Petrolia Energy**

As of Date: 1/1/2018

MKM ENGINEERING

TABLE 5

Lease Name *Risked* / UnRisked	*Reserve Category*	Net Reserves Oil (Mbbl)	Net Reserves Gas (MMcf)	Net Revenue Oil (M$)	Net Revenue Gas (M$)	Net Revenue Other (M$)	Expense & Tax (M$)	Invest. (M$)	Cash Flow Non-Disc. (M$)	Cash Flow Disc. CF (M$)	Life (years)
TWIN LAKES SA UNIT 123	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.97	25.00	305.73	205.80	12.99
TWIN LAKES SA UNIT 16	*P-NP*	7.79	0.00	306.91	0.00	0.00	232.06	6.00	68.86	44.44	12.62
TWIN LAKES SA UNIT 18	*P-NP*	9.94	0.00	391.55	0.00	0.00	115.29	25.00	251.25	184.12	6.67
TWIN LAKES SA UNIT 18	*P-NP*	19.77	0.00	778.76	0.00	0.00	354.82	6.00	417.94	263.44	16.68
TWIN LAKES SA UNIT 200	*P-NP*	7.05	0.00	277.62	0.00	0.00	140.27	6.00	131.36	96.82	7.76
TWIN LAKES SA UNIT 201	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.87	25.00	305.83	204.31	13.06
TWIN LAKES SA UNIT 28	*P-NP*	12.51	0.00	492.71	0.00	0.00	265.51	6.00	221.20	137.21	14.05
TWIN LAKES SA UNIT 28	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.87	25.00	305.83	199.24	13.31
TWIN LAKES SA UNIT 29	*P-NP*	9.94	0.00	391.55	0.00	0.00	115.29	25.00	251.25	184.12	6.67
TWIN LAKES SA UNIT 29	*P-NP*	9.68	0.00	381.43	0.00	0.00	152.53	6.00	222.91	153.57	7.66
TWIN LAKES SA UNIT 3	*P-NP*	5.24	0.00	206.63	0.00	0.00	144.91	6.00	55.72	41.28	7.99
TWIN LAKES SA UNIT 30	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.87	60.00	270.83	168.71	13.31
TWIN LAKES SA UNIT 30	*P-NP*	2.82	0.00	111.05	0.00	0.00	98.35	6.00	6.70	4.05	6.83
TWIN LAKES SA UNIT 316	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.83	25.00	305.87	212.89	12.65
TWIN LAKES SA UNIT 319	*P-NP*	9.78	0.00	385.26	0.00	0.00	276.79	6.00	102.47	62.88	14.88
TWIN LAKES SA UNIT 319	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.88	25.00	305.81	202.58	13.15
TWIN LAKES SA UNIT 321	*P-NP*	5.40	0.00	212.88	0.00	0.00	156.67	6.00	50.21	33.02	9.59
TWIN LAKES SA UNIT 321	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.86	25.00	305.84	200.94	13.23
TWIN LAKES SA UNIT 326	*P-NP*	4.81	0.00	189.42	0.00	0.00	156.72	6.00	26.69	18.28	8.93
TWIN LAKES SA UNIT 326	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.86	25.00	305.84	200.94	13.23
TWIN LAKES SA UNIT 329	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.83	25.00	305.87	212.89	12.65
TWIN LAKES SA UNIT 331	*P-NP*	5.40	0.00	212.88	0.00	0.00	156.71	6.00	50.16	36.74	8.51
TWIN LAKES SA UNIT 331	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.86	25.00	305.84	200.94	13.23
TWIN LAKES SA UNIT 36	*P-NP*	21.39	0.00	842.80	0.00	0.00	470.98	6.00	365.82	194.20	24.87
TWIN LAKES SA UNIT 39	*P-NP*	16.51	0.00	650.67	0.00	0.00	307.47	6.00	337.19	193.75	15.38
TWIN LAKES SA UNIT 39	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.84	25.00	305.86	211.08	12.73
TWIN LAKES SA UNIT 45	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.84	25.00	305.86	211.08	12.73
TWIN LAKES SA UNIT 45	*P-NP*	12.76	0.00	502.79	0.00	0.00	337.23	6.00	159.56	96.62	17.32
TWIN LAKES SA UNIT 47	*P-NP*	8.78	0.00	346.09	0.00	0.00	254.87	6.00	85.22	49.55	14.57
TWIN LAKES SA UNIT 49	*P-NP*	16.86	0.00	664.34	0.00	0.00	321.39	6.00	336.95	214.83	15.55
TWIN LAKES SA UNIT 49	*P-NP*	13.67	0.00	538.70	0.00	0.00	207.84	25.00	305.86	211.08	12.73
TWIN LAKES SA UNIT 50 I	*P-NP*	0.00	0.00	0.00	0.00	0.00	218.97	8.50	-227.47	-101.56	19.00
TWIN LAKES SA UNIT 58	*P-NP*	4.81	0.00	189.42	0.00	0.00	156.54	6.00	26.88	18.84	8.67
TWIN LAKES SA UNIT 59 I	*P-NP*	0.00	0.00	0.00	0.00	0.00	244.97	8.50	-253.47	-106.85	21.00
TWIN LAKES SA UNIT 64	*P-NP*	4.81	0.00	189.42	0.00	0.00	156.53	6.00	26.88	19.01	8.59

2

Economic One-Liners

Project Name : **Petrolia Energy**

As of Date: 1/1/2018

MKM ENGINEERING

TABLE 5

Lease Name *Risked* / UnRisked	*Reserve Category*	Net Reserves Oil (Mbbl)	Net Reserves Gas (MMcf)	Net Revenue Oil (M$)	Net Revenue Gas (M$)	Net Revenue Other (M$)	Expense & Tax (M$)	Invest. (M$)	Cash Flow Non-Disc. (M$)	Cash Flow Disc. CF (M$)	Life (years)
TWIN LAKES SA UNIT 65	P-NP	2.82	0.00	111.05	0.00	0.00	98.48	6.00	6.58	3.92	7.00
TWIN LAKES SA UNIT 67	P-NP	13.67	0.00	538.70	0.00	0.00	207.81	25.00	305.89	209.38	12.82
TWIN LAKES SA UNIT 68 I	P-NP	0.00	0.00	0.00	0.00	0.00	243.97	8.50	-252.47	-105.84	21.00
TWIN LAKES SA UNIT 69	P-NP	2.82	0.00	111.05	0.00	0.00	98.48	6.00	6.58	3.87	7.09
TWIN LAKES SA UNIT 70 I	P-NP	0.00	0.00	0.00	0.00	0.00	246.97	8.50	-255.47	-108.88	21.00
TWIN LAKES SA UNIT 71	P-NP	30.66	0.00	1,207.93	0.00	0.00	611.29	6.00	590.64	288.22	29.22
TWIN LAKES SA UNIT 77	P-NP	3.49	0.00	137.65	0.00	0.00	117.83	6.00	13.81	9.61	7.25
TWIN LAKES SA UNIT 8	P-NP	5.24	0.00	206.63	0.00	0.00	144.91	6.00	55.72	41.28	7.99
TWIN LAKES SA UNIT 80	P-NP	11.77	0.00	463.63	0.00	0.00	317.72	6.00	139.91	84.05	16.66
TWIN LAKES SA UNIT 85	P-NP	13.67	0.00	538.70	0.00	0.00	207.81	25.00	305.89	209.38	12.82
TWIN LAKES SA UNIT 87	P-NP	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00
TWIN LAKES SA UNIT 88 I	P-NP	0.00	0.00	0.00	0.00	0.00	245.97	8.50	-254.47	-107.86	21.00
TWIN LAKES SA UNIT 92	P-NP	13.67	0.00	538.70	0.00	0.00	207.81	25.00	305.89	209.38	12.82
TWIN LAKES SA UNIT 92	P-NP	9.78	0.00	385.26	0.00	0.00	276.64	6.00	102.62	64.03	14.71
TWIN LAKES SA UNIT 99	P-NP	13.67	0.00	538.70	0.00	0.00	207.95	25.00	305.75	207.56	12.90
SUDS Phase I	P-NP	107.94	0.00	4,063.97	0.00	0.00	1,692.03	75.00	2,296.94	901.89	21.41
SUDS Phase II	P-NP	107.72	0.00	4,055.63	0.00	0.00	1,686.12	75.00	2,294.51	879.03	21.58
SUDS Phase III	P-NP	107.94	0.00	4,064.01	0.00	0.00	1,692.05	75.00	2,296.96	864.80	21.83
SUDS Phase IV	P-NP	107.94	0.00	4,064.01	0.00	0.00	1,692.74	75.00	2,296.27	850.43	22.00
NOACK FARMS A 1	P-NP	1.32	0.00	52.72	0.00	0.00	51.34	0.00	1.38	0.30	4.29
NOACK FARMS A 13	P-NP	0.93	0.00	37.14	0.00	0.00	32.96	0.00	4.18	3.61	3.32
NOACK FARMS A 22	P-NP	0.27	0.00	10.68	0.00	0.00	10.23	0.00	0.45	0.42	1.44
NOACK FARMS A 3	P-NP	0.80	0.00	32.14	0.00	0.00	28.96	0.00	3.17	2.77	2.99
NOACK FARMS A 7	P-NP	1.11	0.00	44.43	0.00	0.00	38.59	0.00	5.84	4.97	3.78
	Total	**1,026.62**	**0.00**	**39,696.02**	**0.00**	**0.00**	**19,378.45**	**1,211.50**	**19,106.07**	**10,254.27**	**29.22**
Proved Rsv Class											
Undeveloped Rsv Category											
PETROLIA 1	P-UD	40.19	0.00	1,513.30	0.00	0.00	544.08	250.00	719.22	472.30	21.66
	Total	**40.19**	**0.00**	**1,513.30**	**0.00**	**0.00**	**544.08**	**250.00**	**719.22**	**472.30**	**21.66**
Proved Rsv Class	**Total**	**1,638.20**	**0.00**	**62,964.15**	**0.00**	**0.00**	**27,336.63**	**1,491.50**	**34,136.02**	**16,605.98**	**29.22**
Grand Total	**Total**	**1,638.20**	**0.00**	**62,964.15**	**0.00**	**0.00**	**27,336.63**	**1,491.50**	**34,136.02**	**16,605.98**	**29.22**

3

GROSS ULTIMATE, REMAINING AND CUMULATIVE RESERVES
and EVALUATED INTERESTS

TABLE 6

As of 01/01/2018

Lease Name	Reserve Category	Ultimate Oil (MBbls)	Ultimate Gas (MMcf)	Rem Oil (MBbls)	Rem Gas (MMcf)	Cum Oil (MBbls)	Cum Gas (MMcf)	Working Interest Decimal	Revenue Interest Decimal
Proved Reserve Class									
Producing Reserve Category									
TWIN LAKES SA UNIT 123	P-DP	57.99	0.05	22.35	0.00	35.63	0.05	1.00000000	0.85000000
TWIN LAKES SA UNIT 203	P-DP	63.88	0.04	17.10	0.00	46.78	0.04	1.00000000	0.85000000
TWIN LAKES SA UNIT 316	P-DP	23.11	0.02	16.75	0.00	6.36	0.02	1.00000000	0.85000000
TWIN LAKES SA UNIT 329	P-DP	29.50	0.04	15.71	0.00	13.79	0.04	1.00000000	0.85000000
TWIN LAKES SA UNIT 37	P-DP	52.35	23.67	19.73	0.00	32.62	23.67	1.00000000	0.85000000
TWIN LAKES SA UNIT 56	P-DP	46.04	24.51	7.12	0.00	38.93	24.51	1.00000000	0.85000000
TWIN LAKES SA UNIT 67	P-DP	40.60	10.22	6.85	0.00	33.75	10.22	1.00000000	0.85000000
TWIN LAKES SA UNIT 85	P-DP	71.33	48.40	11.05	0.00	60.28	48.40	1.00000000	0.85000000
TWIN LAKES SA UNIT 94	P-DP	121.36	23.59	25.54	0.00	95.83	23.59	1.00000000	0.85000000
SLICK UNIT DUTCHER SAND	P-DP	8507.13	89.11	571.83	0.00	7935.30	89.11	1.00000000	0.76497391
NOACK FARMS A 12	P-DP	10.10	0.00	1.93	0.00	8.18	0.00	1.00000000	0.83333333
NOACK FARMS A 16	P-DP	9.94	0.00	1.88	0.00	8.06	0.00	1.00000000	0.83333333
NOACK FARMS A 18	P-DP	10.00	0.00	1.83	0.00	8.17	0.00	1.00000000	0.83333333
NOACK FARMS A 19	P-DP	9.95	0.00	1.84	0.00	8.11	0.00	1.00000000	0.83333333
NOACK FARMS A 2	P-DP	9.96	0.00	1.77	0.00	8.19	0.00	1.00000000	0.83333333
NOACK FARMS A 23	P-DP	9.39	0.00	1.91	0.00	7.48	0.00	1.00000000	0.83333333
NOACK FARMS A 24	P-DP	8.96	0.00	1.31	0.00	7.65	0.00	1.00000000	0.83333333
NOACK FARMS A 8	P-DP	10.38	0.00	1.66	0.00	8.72	0.00	1.00000000	0.83333333
NOACK FARMS A 9	P-DP	7.87	0.00	0.00	0.00	7.87	0.00	1.00000000	0.83333333
NOACK FARMS C 1	P-DP	8.65	0.00	1.57	0.00	7.07	0.00	1.00000000	0.83333333
		9,108.49	**219.66**	**729.73**	**0.00**	**8,378.76**	**219.66**		
Proved Reserve Class									
Non Producing Reserve Category									
TWIN LAKES SA UNIT 101	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 101	P-NP	37.61	8.14	6.36	0.00	31.26	8.14	1.00000000	0.85000000
TWIN LAKES SA UNIT 102	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 102	P-NP	45.05	15.80	7.08	0.00	37.98	15.80	1.00000000	0.85000000
TWIN LAKES SA UNIT 106	P-NP	11.96	0.00	11.96	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 106	P-NP	52.92	19.45	3.31	0.00	49.61	19.45	1.00000000	0.85000000
TWIN LAKES SA UNIT 110	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 112	P-NP	47.41	40.57	3.32	0.00	44.09	40.57	1.00000000	0.85000000
TWIN LAKES SA UNIT 112	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 115	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000

1

GROSS ULTIMATE, REMAINING AND CUMULATIVE RESERVES
and EVALUATED INTERESTS

TABLE 6

As of 01/01/2018

Lease Name	Reserve Category	Ultimate Oil (MBbls)	Ultimate Gas (MMcf)	Rem Oil (MBbls)	Rem Gas (MMcf)	Cum Oil (MBbls)	Cum Gas (MMcf)	Working Interest Decimal	Revenue Interest Decimal
TWIN LAKES SA UNIT 123	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 16	P-NP	30.51	56.74	9.16	0.00	21.35	56.74	1.00000000	0.85000000
TWIN LAKES SA UNIT 18	P-NP	11.69	0.00	11.69	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 18	P-NP	118.85	58.67	23.25	0.00	95.59	58.67	1.00000000	0.85000000
TWIN LAKES SA UNIT 200	P-NP	40.82	0.08	8.29	0.00	32.53	0.08	1.00000000	0.85000000
TWIN LAKES SA UNIT 201	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 28	P-NP	49.06	14.42	14.71	0.00	34.35	14.42	1.00000000	0.85000000
TWIN LAKES SA UNIT 28	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 29	P-NP	11.69	0.00	11.69	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 29	P-NP	132.90	75.86	11.39	0.00	121.52	75.86	1.00000000	0.85000000
TWIN LAKES SA UNIT 3	P-NP	31.49	21.99	6.17	0.00	25.32	21.99	1.00000000	0.85000000
TWIN LAKES SA UNIT 30	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 30	P-NP	47.41	40.57	3.32	0.00	44.09	40.57	1.00000000	0.85000000
TWIN LAKES SA UNIT 316	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 319	P-NP	18.31	0.00	11.50	0.00	6.81	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 319	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 321	P-NP	14.63	0.00	6.36	0.00	8.28	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 321	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 326	P-NP	9.43	0.00	5.66	0.00	3.78	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 326	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 329	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 331	P-NP	19.11	0.00	6.36	0.00	12.75	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 331	P-NP	16.21	0.00	16.09	0.00	0.12	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 36	P-NP	69.26	40.57	25.17	0.00	44.09	40.57	1.00000000	0.85000000
TWIN LAKES SA UNIT 39	P-NP	151.67	63.85	19.43	0.00	132.24	63.85	1.00000000	0.85000000
TWIN LAKES SA UNIT 39	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 45	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 45	P-NP	111.68	240.86	15.01	0.00	96.67	240.86	1.00000000	0.85000000
TWIN LAKES SA UNIT 47	P-NP	42.87	8.33	10.33	0.00	32.54	8.33	1.00000000	0.85000000
TWIN LAKES SA UNIT 49	P-NP	113.21	45.78	19.84	0.00	93.37	45.78	1.00000000	0.85000000
TWIN LAKES SA UNIT 49	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 50 I	P-NP	0.00	0.00	0.00	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 58	P-NP	54.65	21.89	5.66	0.00	49.00	21.89	1.00000000	0.85000000
TWIN LAKES SA UNIT 59 I	P-NP	0.00	0.00	0.00	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 64	P-NP	9.57	6.08	5.66	0.00	3.92	6.08	1.00000000	0.85000000
TWIN LAKES SA UNIT 65	P-NP	60.88	72.76	3.32	0.00	57.57	72.76	1.00000000	0.85000000

2

GROSS ULTIMATE, REMAINING AND CUMULATIVE RESERVES
and EVALUATED INTERESTS

TABLE 6

As of 01/01/2018

Lease Name	Reserve Category	Ultimate Oil (MBbls)	Ultimate Gas (MMcf)	Rem Oil (MBbls)	Rem Gas (MMcf)	Cum Oil (MBbls)	Cum Gas (MMcf)	Working Interest Decimal	Revenue Interest Decimal
TWIN LAKES SA UNIT 67	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 68 I	P-NP	0.00	0.00	0.00	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 69	P-NP	71.74	43.10	3.32	0.00	68.43	43.10	1.00000000	0.85000000
TWIN LAKES SA UNIT 70 I	P-NP	0.00	0.00	0.00	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 71	P-NP	83.01	2.55	36.07	0.00	46.94	2.55	1.00000000	0.85000000
TWIN LAKES SA UNIT 77	P-NP	4.92	0.04	4.11	0.00	0.81	0.04	1.00000000	0.85000000
TWIN LAKES SA UNIT 8	P-NP	31.49	21.99	6.17	0.00	25.32	21.99	1.00000000	0.85000000
TWIN LAKES SA UNIT 80	P-NP	84.63	17.83	13.84	0.00	70.79	17.83	1.00000000	0.85000000
TWIN LAKES SA UNIT 85	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 87	P-NP	0.00	0.00	0.00	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 88 I	P-NP	0.00	0.00	0.00	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 92	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
TWIN LAKES SA UNIT 92	P-NP	100.87	37.40	11.50	0.00	89.37	37.40	1.00000000	0.85000000
TWIN LAKES SA UNIT 99	P-NP	16.09	0.00	16.09	0.00	0.00	0.00	1.00000000	0.85000000
SUDS Phase I	P-NP	141.10	0.00	141.10	0.00	0.00	0.00	1.00000000	0.76497391
SUDS Phase II	P-NP	140.81	0.00	140.81	0.00	0.00	0.00	1.00000000	0.76497391
SUDS Phase III	P-NP	141.11	0.00	141.11	0.00	0.00	0.00	1.00000000	0.76497391
SUDS Phase IV	P-NP	141.11	0.00	141.11	0.00	0.00	0.00	1.00000000	0.76497391
NOACK FARMS A 1	P-NP	9.19	0.00	1.58	0.00	7.61	0.00	1.00000000	0.83333333
NOACK FARMS A 13	P-NP	7.54	0.00	1.11	0.00	6.43	0.00	1.00000000	0.83333333
NOACK FARMS A 22	P-NP	6.62	0.00	0.32	0.00	6.30	0.00	1.00000000	0.83333333
NOACK FARMS A 3	P-NP	8.61	0.00	0.96	0.00	7.65	0.00	1.00000000	0.83333333
NOACK FARMS A 7	P-NP	7.85	0.00	1.33	0.00	6.52	0.00	1.00000000	0.83333333
		2,679.28	**975.32**	**1,264.32**	**0.00**	**1,414.96**	**975.32**		
Proved Reserve Class									
Undeveloped Reserve Category									
PETROLIA 1	P-UD	52.54	0.00	52.54	0.00	0.00	0.00	1.00000000	0.76497391
		52.54	**0.00**	**52.54**	**0.00**	**0.00**	**0.00**		
Proved Reserve Class		**11,840.31**	**1,194.97**	**2,046.59**	**0.00**	**9,793.72**	**1,194.97**		

3